# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Odyssey Therapeutics, Inc., CIK 0001882782
CUSIP: 67613T104
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 51 Sleeper Street, Suite 800, Boston, Massachusetts (MA), 02210
Date of event which requires filing of this statement: 05/11/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002044377

## Reporting persons
- Lightspeed Venture Partners XV-B (Ignite), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,608,443; sole dispositive power 0; shared dispositive power 3,608,443; aggregate amount beneficially owned 3,608,443 (7.6% of the class)
- Lightspeed General Partner XV-B (Ignite), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,608,443; sole dispositive power 0; shared dispositive power 3,608,443; aggregate amount beneficially owned 3,608,443 (7.6% of the class)
- Lightspeed Ultimate General Partner XV-B (Ignite), L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,608,443; sole dispositive power 0; shared dispositive power 3,608,443; aggregate amount beneficially owned 3,608,443 (7.6% of the class)

## Item 1. Issuer
Name of issuer: Odyssey Therapeutics, Inc.
Address of issuer's principal executive offices: 51 Sleeper Street, Suite 800, Boston, MA, 02210 .

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

Lightspeed Venture Partners XV-B (Ignite), L.P. ("Lightspeed XV-B")
Lightspeed General Partner XV-B (Ignite), L.P. ("LGP XV-B")
Lightspeed Ultimate General Partner XV-B (Ignite), L.L.C. ("LUGP XV-B")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
c/o Lightspeed Venture Partners
2200 Sand Hill Road
Menlo Park, CA 94025
Citizenship:
Lightspeed XV-B Delaware
LGP XV-B Delaware
LUGP XV-B Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of shares of common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of 3,608,443 shares of common stock directly held by Lightspeed XV-B.

LUGP XV-B serves as the sole general partner of LGP XV-B, which serves as the sole general partner of Lightspeed XV-B.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the shares of common stock of the Issuer beneficially owned by such Reporting Person and is incorporated by reference. The percentage set forth in each row 11 is based upon 47,174,156 shares of common stock outstanding as of May 11, 2026, as reported in the Issuer's prospectus dated May 7, 2026 filed with the Securities and Exchange Commission (the "SEC") on May 8, 2026.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Lightspeed Venture Partners XV-B (Ignite), L.P.: /s/ Ravi Mhatre, See Note 1 (05/18/2026)
- Lightspeed General Partner XV-B (Ignite), L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner XV-B (Ignite), L.L.C., its General Partner, By Ravi Mhatre, Managing Member (05/18/2026)
- Lightspeed Ultimate General Partner XV-B (Ignite), L.L.C.: /s/ Ravi Mhatre, By Ravi Mhatre, Managing Member (05/18/2026)
Comment: Note 1: By Lightspeed General Partner XV-B (Ignite), L.P., its General Partner, By Lightspeed Ultimate General Partner XV-B (Ignite), L.L.C., its General Partner, By Ravi Mhatre, Managing Member